                                               FILED PURSUANT TO RULE 424(b)(5)
                                               REGISTRATION NO. 333-74155

PROSPECTUS

                           KILROY REALTY CORPORATION

                 DIVIDEND REINVESTMENT AND DIRECT PURCHASE PLAN

                               ----------------

                                  COMMON STOCK
                            Par Value $.01 Per Share

                               ----------------

   We are offering the opportunity to participate in our Dividend Reinvestment and Direct Purchase Plan. The plan is designed to provide our stockholders and other investors with a convenient and economical method to purchase shares of our common stock, par value $.01 per share, and to reinvest all or a portion of their cash dividends in additional shares of common stock. You may begin participating in the plan by completing a plan Enrollment Form and returning it to MellonBank, N.A., as agent, who will administer the plan. ChaseMellon Shareholders Services, L.L.C., a registered transfer agent, will provide certain administrative support to the agent.

   The prospectus relates to the offer and sale of up to 1,000,000 shares of our common stock under the plan. You should retain this prospectus for future reference. Our common stock is listed on the New York Stock Exchange under the symbol "KRC."

   Some of the significant features of the plan are as follows:

  . You may purchase additional shares of common stock by automatically reinvesting all or a portion of your cash dividends.

  . If you are already one of our stockholders, you may purchase additional common stock by making optional cash purchases of between $100 to $5,000 in any calendar month. If you are not already one of our stockholders, you can make an optional cash purchase of between $750 and $5,000. Optional cash purchases in excess of $5,000 in any calendar month may be made only with our prior written consent.

  . The plan will acquire shares of common stock purchased with reinvested dividends and optional cash purchases of up to and including $5,000 in any calendar month either:

    . directly from us in the form of newly issued shares of common stock, or

    .  in the open market; or

    .  in privately negotiated transactions from third parties; or

    .  in some combination of the three previous options.

  . The plan will acquire the shares of common stock purchased by optional cash purchases in excess of $5,000 in any calendar month only from previously unissued shares of common stock, with our prior written consent.

  . We may offer a discount of up to 2% (determined by us from time to time in accordance with the plan) on newly issued shares of common stock that you purchase pursuant to an optional cash purchase of more than $5,000 in any calendar month.

     Your participation in the plan is entirely voluntary, and you may terminate your participation at any time. If you are already a stockholder and do not choose to participate in the plan, you will continue to receive cash dividends, as declared, in the usual manner.

   Before you participate in our plan you should consider the risks discussed in "Risk Factors" beginning on page 5.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                The date of this prospectus is October 4, 1999.

   We have not authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
PROSPECTUS SUMMARY.......................................................    1
RISK FACTORS.............................................................    4
THE PLAN.................................................................   17
RESTRICTIONS ON OWNERSHIP AND TRANSFER OF SHARES.........................   31
MATERIAL FEDERAL INCOME TAX CONSEQUENCES ASSOCIATED WITH AN INVESTMENT IN
 COMMON STOCK............................................................   31
PLAN OF DISTRIBUTION AND UNDERWRITERS....................................   44

EXPERTS..................................................................   44

LEGAL MATTERS............................................................   44

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..........................   44
WHERE YOU CAN FIND MORE INFORMATION......................................   45
FORWARD LOOKING STATEMENTS MAY PROVE INACCURATE..........................   46

                               PROSPECTUS SUMMARY

                                  The Company

   We develop, acquire, own, operate and manage principally Class A office and industrial buildings in select locations in key suburban submarkets, primarily in Southern California. For federal income tax purposes, we believe we have qualified, and we intend to continue to qualify, as a real estate investment trust, or "REIT." Our executive offices are located at 2250 E. Imperial Highway, Suite 1200, El Segundo, California, 90245, and our telephone number is
(310) 563-5500.

                        Dividend and Distribution Policy

   We intend to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed in order to maintain our qualification as a REIT under the Internal Revenue Code. Taxable income, if any, not distributed through regular dividends will be distributed annually in a special dividend. All distributions will be made at the discretion of our board of directors and will depend on our earnings and financial condition, the amount of distributions necessary to maintain our status as a REIT and other factors the board of directors deems relevant.

                                Use of Proceeds

   We do not know the number of stockholders and other investors that may participate in the plan and therefore we cannot estimate the number of shares of common stock that we may ultimately sell pursuant to the plan, or the prices at which we will sell such shares. In addition, our decision whether to sell newly issued shares of common stock to fulfill the requirements of the plan will affect the amount of proceeds that we receive. We plan to use the proceeds from shares of common stock purchased under the plan to continue our real estate acquisition, development and investment activities and for general corporate purposes. Pending these uses, we may temporarily invest the net proceeds in short-term investments consistent with our investment policies and qualification as a REIT.

                              Summary of the Plan

   The following summary contains basic information about the plan set forth in a question and answer format and is qualified by reference to the full text of the plan which is filed as an exhibit to the registration statement which contains this prospectus and which was filed with the Securities and Exchange Commission with respect to the shares of common stock to be sold under the plan. We encourage you to read and consider the information contained in the plan and in documents identified in the sections entitled "Incorporation of Certain Documents by Reference" and "Where You Can Find More Information."

 .  What is the purpose of the plan?

   The purpose of the plan is to provide our stockholders and other investors with a convenient and economical method of purchasing shares of common stock and investing all or a portion of their cash dividends in additional shares of common stock. The plan also provides us with a means of raising additional capital through the direct sale of common stock.

 .  How is the purchase price per share determined?

   The purchase price per share of common stock acquired through the plan as a result of the reinvestment of dividends will equal:

  . in the case of newly issued shares of common stock, the average of the high and low prices as reported by the New York Stock Exchange on the applicable dividend payment date, or

  . in the case of shares purchased in the open market or in privately negotiated transactions, the average of the purchase price of all shares purchased by the agent for the plan with reinvested dividends for the applicable dividend payment date.

   The purchase price of shares acquired through optional cash purchases of $5,000 or less during any calendar month under the Cash Option Purchase Plan, which are also referred to in this prospectus as purchases under the "COPP," will be equal to:

  . in the case of newly issued shares of common stock, the average of the high and low prices as reported by the New York Stock Exchange on the applicable COPP investment date, or

  . in the case of shares purchased in the open market or in privately negotiated transactions, the average of the purchase price of all shares purchased by the agent for the applicable COPP investment date.

   We may also advise the agent that it may purchase shares from time to time in its discretion over a 15-day period following the applicable dividend payment date or COPP investment date, as the case may be.

   During some months we may entertain optional cash purchases in excess of $5,000 under that portion of the plan referred to as the Waiver Discount Plan or "WDP." During those months, you may make optional cash purchases of shares of common stock exceeding $5,000, but only with our prior written consent. Under the WDP, you will acquire the maximum number of shares of common stock that may be purchased on each day during the applicable ten trading day investment period with one-tenth of your WDP payment. Under the Waiver Discount Plan, we may offer a discount of up to 2% on newly issued shares from the market price of the common stock based on the average of the high and low sales price per share as reported by the New York Stock Exchange purchased on each trading day during the ten trading-day WDP investment period. We may also establish a threshold price for shares of common stock purchased under the WDP, as described below. Under the WDP, you may only purchase previously unissued shares of common stock.

   If you desire to make purchases of common stock exceeding $5,000 in any calendar month, you may telephone us at (310) 563-5500 three business days prior to the first day of the applicable WDP investment period to determine whether:

  . we are considering offering shares pursuant to the Waiver Discount Plan for that month; and

  . we are employing a threshold price that will exclude from the determination of the average market price the trading days during the WDP investment period when the average per share price as reported by the New York Stock Exchange falls below the threshold price.

   Annex I to this prospectus lists significant dates for the remainder of 1999 and 2000 relating to optional cash purchases.

 .  How many shares may I purchase during any period?

   There is no limit to the number of shares of common stock you may purchase with reinvested dividends on any dividend payment date. However, under the COPP, if you are already one of our stockholders, you may make an investment in any calendar month of not less than $100 nor more than $5,000. If you are not already one of our stockholders, you must make an initial optional cash purchase of not less than $750 and not more than $5,000.

   You may request a waiver of the $5,000 monthly maximum by sending a written request to us. We will approve requests for waiver on a discretionary basis.

   Optional cash purchases that do not exceed $5,000 in any calendar month initially will not be sold at a discount to current market prices. However, we reserve the right to grant a discount in the future for such investments.

   We will return to you without interest amounts submitted for optional cash purchases of less than $100, or if you are not already one of our stockholders, $750 in the case of an initial optional cash purchase, and any optional cash purchases that exceed $5,000 in any calendar month, unless a request for waiver under the WDP for that investment period has been approved by us.

 .  Can I request a waiver of the purchase limitation?

   We have not predetermined a maximum limit on the amount of the investment or on the number of shares that you may purchase pursuant to a written request for waiver under the WDP. With respect to optional cash purchases in excess of $5,000 in any calendar month made pursuant to a request for waiver, we may, in our sole discretion, establish each month a discount and a threshold price. We may establish a discount from market prices of up to 2% on newly issued shares, after a review of current market conditions, the level of participation, and our current and projected capital needs. The discount may vary from one investment period to the next. The threshold price will equal the minimum price, determined without giving effect to the applicable discount, if any, applicable to purchases of common stock under the WDP in a given investment period. For each trading day during an investment period on which the threshold price is not satisfied, we will return one-tenth of your optional cash purchase for that month under the WDP to you as soon as practicable after the applicable WDP investment period, without interest.

   If you acquire shares of common stock through the plan and resell them shortly before or after acquiring them, you may be considered to be an underwriter within the meaning of the Securities Act of 1933, as amended. We expect that certain persons will acquire shares of common stock pursuant to a request for waiver and resell such shares in order to realize the financial benefit of any discount then being offered under the plan. We have no arrangements or understandings, formal or informal, with any person relating to a distribution of shares to be received pursuant to the plan by such person.

 .  How many shares are being sold under the plan?

   We are registering 1,000,000 shares of common stock for sale under the plan. There is no limit on the number of these shares that we may direct the agent to purchase in the open market or in privately negotiated transactions. The agent will acquire shares of common stock with reinvested dividends under the plan and with cash submitted under the COPP by purchasing either newly issued shares of common stock directly from us or shares in the open market or in privately negotiated transactions, or a combination of both. The agent will acquire shares of common stock purchased under the WDP only from previously unissued shares of common stock.

                                  RISK FACTORS

   Set forth below are the risks that we believe are material to investors who purchase or own our common stock. In addition to other information contained or incorporated by reference in this prospectus or in an accompanying prospectus supplement, you should carefully consider the following factors before acquiring shares of common stock offered hereby.

Most of our properties depend upon the Southern California economy.

   Most of our properties are located in Southern California. As of June 30, 1999, these properties represented:

   . approximately 87.5% of the aggregate square footage of our stabilized portfolio; and

   .  87.0% of our annualized base rent.

   Our annualized base rent means the monthly contractual rent under existing leases on June 30, 1999, multiplied by 12. The annualized base rent excludes expense reimbursements and rental abatements.

   Our ability to make expected distributions to our stockholders depends on our ability to generate funds from operations in excess of scheduled principal payments on debt, payments on the preferred limited partnership units issued by Kilroy Realty, L.P. and capital expenditure requirements. Events and conditions applicable to owners and operators of real property that are beyond our control may decrease funds available for distribution and the value of our properties. These events include:

   . local oversupply or reduction in demand of office, industrial or other commercial space;

   .  our ability to collect rent from tenants;

   .  vacancies or our inability to rent spaces on favorable terms;

   . our ability to finance property development and acquisitions on favorable terms;

   . increased operating costs, including insurance premiums, utilities, and real estate taxes;

   .  costs of complying with changes in governmental regulation;

   .  the relative illiquidity of real estate investments;

   .  changing submarket demographics; and

   .  property damage resulting from seismic activity.

   Concentrating most of our properties in a single geographic region may expose us to greater economic risks than if we owned properties in several geographic regions. Any adverse economic or real estate developments in the Southern California region could adversely impact our financial condition, results from operations, cash flow, the quoted per share trading price of our common stock and our ability to pay distributions to you.

Our significant debt level reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

   Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate the properties or to pay the distributions necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements may have important consequences, including the following:

   . our cash flow may be insufficient to meet our required principal and interest payments;

  . we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

  . we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

  . we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases; and

  . our default under one mortgage loan with cross default provisions could result in a default on other indebtedness.

   If any one of these events were to occur, our financial position, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you could be adversely affected. In addition, foreclosures could create taxable income without accompanying cash proceeds, a circumstance which could hinder our ability to meet the strict REIT distribution requirements imposed by the Internal Revenue Code of 1986, as amended. As of June 30, 1999, we had $490 million aggregate principal amount of indebtedness, $2.2 million of which is due prior to December 31, 1999. Our total debt represented 35.3% of our total market capitalization at June 30, 1999.

We face significant competition which may decrease the occupancy and rental rates of our properties.

   We compete with several developers, owners and operators of office, industrial and other commercial real estate. Substantially all of our properties are located in areas with similar properties as our competitors. For instance, occupancy rates in our El Segundo and Long Beach office property portfolios at December 31, 1998 were 99.1% and 96.8%, respectively, in comparison to 94.8% and 94.8%, respectively, for the El Segundo and Long Beach office submarkets in total. In addition, the occupancy rate in our Anaheim Industrial property portfolio at December 31, 1998 was 94.4% in comparison to 93.2% for the Anaheim industrial property submarket in total. We believe that our lower vacancy rates means that, on average, our competitors have more space currently available for lease than we do. As a result, our competitors have an incentive to decrease rental rates until their available space is leased. If our competitors offer space at rental rates below current market rates, we may be pressured to reduce our rental rates below those currently charged in order to retain tenants when our tenant leases expire. As a result, our financial condition, results of operations and cash flows may be adversely affected.

Potential losses may not be covered by insurance.

   We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of our properties. We believe the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for generally uninsured losses such as loss from riots or acts of war. Some of our policies, like those covering losses due to floods, are insured subject to limitations involving large deductibles or co-payments and policy limits. In addition, we carry earthquake insurance on our properties located in areas known to be subject to earthquakes in an amount and with deductions which we believe are commercially reasonable. As of June 30, 1999, 80 of our office buildings aggregating 5.3 million square feet, representing 44.1% of our stabilized portfolio based on aggregate square footage and 61.3% of our annualized base rent, were located in areas known to be subject to earthquakes. As of June 30, 1999, 74 of our industrial buildings aggregating 5.0 million square feet, representing 41.6% of our stabilized portfolio based on aggregate square footage and 25.8% of our annualized based rent, were located in areas known to be subject to earthquakes. While we presently carry earthquake insurance on these properties, the amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes. In addition, we may discontinue earthquake insurance on some or all of our properties in the future if the cost of premiums for earthquake insurance exceeds the value of the coverage discounted for the risk of loss.

   If we experience a loss which is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future revenue from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if the properties were unrepairable.

We may be unable to complete acquisitions and successfully operate acquired properties.

   We intend to continue to acquire office and industrial properties when strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully operate them is subject to many risks:

  . we may be unable to acquire a desired property because of competition from other real estate investors with significant capital, including both publicly traded REITs and institutional investment funds;

  . even if we enter into agreements for the acquisition of office and industrial properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction;

  .  we may not be able to finance the acquisition on favorable terms;

  . we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties; and

  .  we may lease the acquired properties at below expected rates.

   If we cannot finance property acquisitions on favorable terms, or operate acquired properties to meet our financial expectations, our financial position, results of operations, cash flow, quoted per share trading price of our common stock and ability to pay distributions to you could be adversely affected.

We may be unable to successfully complete and operate developed properties.

   Property development involves significant risks:

  .  we may be unable to obtain construction financing on favorable terms;

  . we may be unable to obtain permanent financing at all or on advantageous terms if we finance development projects through construction loans;

  . we may not complete development projects on schedule or within budgeted amounts;

  . we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy, and other required governmental permits and authorizations;

  . we will expend funds on and devote management's time to projects which we may not complete; and

  .  we may lease the developed properties at below expected rental rates.

For example, one of our development projects was completed three months later than initially projected, resulting in a corresponding delay in the commencement of leasing activity at the particular property. The delay was attributable to bad weather conditions which inhibited construction during the "El Nino" climate condition which ran from 1997 through 1998. In addition, during the fourth quarter of 1998, we withdrew our participation from a master planned commercial development prior to the commencement of construction. If any one of these events were to occur in connection with our projects currently under development, our financial position, results of operations, cash flow, quoted per share trading price of our common stock and ability to pay distributions to you could be adversely affected.

   While we primarily develop office and industrial properties in Southern California markets, we may in the future develop properties for retail or other use and expand our business to other geographic regions where we expect the development of property to result in favorable risk-adjusted returns on our investment. Presently, we do not possess the same level of familiarity with development of other property types or outside markets which could adversely affect our ability to develop properties or to achieve expected performance.

We could default on leases for land on which some of our properties are located.

   We own ten office buildings located on land which we lease on a long-term basis. If we default under the terms of a lease, we may lose the property subject to the lease. We may not be able to renegotiate a new lease on favorable terms, if at all, upon expiration of the lease and all its options. The loss of these properties or an increase of our rental expense would have an adverse effect on our financial position, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you. The leases for the land under the Kilroy Airport Center, Long Beach expire in 2035. The leases for the land under the SeaTac Office Center, including renewal options, expire in 2062. The lease for the land under 12312 West Olympic Boulevard in Santa Monica expires in January 2065. The lease for the land under 9455 Towne Center in San Diego expires in October 2043.

We depend on significant tenants.

   At June 30, 1999, our ten largest office tenants represented approximately 23.6% of our total annual base rental revenue and our ten largest industrial tenants represented approximately 9.1% of our total annual base rental revenue. Of this amount, our largest tenant, Hughes Space & Communications, currently leases approximately 530,000 rentable square feet of office space, representing approximately 8.2% of our total annual base rental revenues. Our revenue and cash available for distribution to stockholders would be disproportionately and materially adversely affected if any of our significant tenants were to become bankrupt or insolvent, or suffer a downturn in their business, or fail to renew their leases at all or on terms less favorable to us than their current terms.

Downturns in our tenants' businesses may reduce our cash flow.

   We derived as of June 30, 1999, 87.2% of our revenues from rental income. A tenant may experience a downturn in its business, which may weaken its financial condition and result in its failure to make timely rental payments. In the event of default by a tenant, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the Bankruptcy Code, we could not evict the tenant solely because of its bankruptcy. On the other hand, the bankruptcy court might authorize the tenant to reject and terminate its lease with us. Our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. Even so, our claim for unpaid rent would likely not be paid in full. This shortfall could adversely affect our cash flow and our ability to make distributions to you. Although we have not experienced material losses from tenant bankruptcies, our tenants could file for bankruptcy protection in the future.

We may be unable to renew leases or re-let space as leases expire.

   Leases representing 4.4% and 12.0% as of June 30, 1999 of the square footage of our properties will expire during the remainder of 1999 and in 2000. Above market rental rates on some of our properties may force us to renew or relet some expiring leases at lower rates. While we believe that the average rental rates for most of our properties are below quoted market rates in each of their submarkets, we cannot assure you that leases will be renewed or our properties released at rental rates equal to or above the current rental rates. If the rental rates for our properties decrease, our tenants do not renew their leases or we do not relet a significant portion of our available space, our financial position, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you would be adversely affected.

Real estate assets are illiquid and we may not be able to sell our properties when we desire.

   Our investments in our properties are relatively illiquid which limits our ability to sell our properties quickly in response to changes in economic or other conditions. Limitations in the Internal Revenue Code and related Treasury Regulations applicable to REITs may also limit our ability to sell properties. These restrictions on our ability to sell our properties could have an adverse effect on our financial position, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you.

Kilroy Services, Inc. is subject to tax liabilities on net income which reduces our cash flow.

   Kilroy Services, Inc. is subject to federal and state income tax on its taxable income at regular corporate rates. Any federal, state or local income taxes that Kilroy Services, Inc. must pay will reduce the cash available for distribution to Kilroy Realty, L.P. and, ultimately, to you.

We cannot depend upon distributions from Kilroy Services, Inc. because we do not control its business.

   In order to comply with the REIT asset tests that restrict our ability to own shares of other corporations:

  . Kilroy Realty, L.P. owns 100.0% of the nonvoting preferred stock of Kilroy Services, Inc., representing approximately 95.0% of its economic value; and

  . John B. Kilroy, Sr. and John B. Kilroy, Jr. own all of the outstanding voting common stock of Kilroy Services, Inc., representing approximately 5.0% of its economic value.

   We receive substantially all of the economic benefit derived from Kilroy Services, Inc.'s business by virtue of the dividends that we receive on our investment in its preferred stock. However, we cannot influence Kilroy Services, Inc.'s operations, elect its directors, appoint its officers or require its board of directors to declare and pay a cash dividend on the nonvoting preferred stock owned by Kilroy Realty, L.P. As a result, Kilroy Services, Inc. may make decisions or pursue business policies which could have an adverse effect on our financial position, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you.

Kilroy Services, Inc. may be adversely affected by our status as a REIT.

   Changes in the requirements for REIT qualification may in the future limit our ability to receive increased distributions from the fee development operations and related services offered by Kilroy Services, Inc.

We could incur significant costs related to government regulation and private litigation over environmental matters.

   Environmental laws and regulations hold us liable for the costs of removal or remediation of hazardous or toxic substances released on our properties. These laws could impose liability without regard to whether we are responsible for, or even knew of, the presence of the hazardous materials. Government investigations and remediation actions may have substantial costs and the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs. For instance, third parties may seek recovery from us for personal injuries associated with asbestos-containing materials and other hazardous or toxic substances if found on our properties. As of June 30, 1999, 26 of our properties contained asbestos-containing materials. Various laws also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances for the cost of removal or remediation of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. As an owner and operator of our properties, we may be considered to have arranged for the disposal or treatment of hazardous or toxic substances.

The use of hazardous materials by some of our tenants may expose us to liability.

   Some of our tenants routinely handle hazardous substances and wastes as part of their operations on our properties. Environmental laws and regulations subject our tenants, and potentially us, to liability resulting from these activities. We require our tenants, in their leases, to comply with these environmental laws and regulations and to indemnify us for any related liabilities. As of June 30, 1999, less than 5% of our tenants routinely handled hazardous substances and/or wastes on our properties as part of their routine operations. These tenants were primarily involved in the light industrial and warehouse business and more specifically the light electronics assembly business. We do not believe that these activities by our tenants will have any material adverse effect on our operations. Furthermore, we are unaware of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of our properties.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

   Independent environment consultants conducted Phase I or similar environmental site assessments on all of our properties. Site assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and the issuance of a written report. These assessments do not generally include soil samplings or subsurface investigations. Our site assessments revealed that:

  .  some of our properties contain asbestos-containing materials; and

  . historical operations at or near some of our properties, including the operation of underground storage tanks, may have caused soil or groundwater contamination.

Prior owners of the affected properties conducted clean-up of contamination in the soils on the properties and we do not believe that further clean-up of the soils is required. None of our site assessments revealed any other environmental liability that we believe would have a material adverse effect on our business, assets or results of operations. We are not aware of any condition, liability, or concern by any other means that would give rise to material environmental liability. However:

  . the assessments may have failed to reveal all environmental conditions, liabilities, or compliance concerns;

  . there may be material environmental conditions, liabilities, or compliance concerns that arose at a property after the review was completed;

  . future laws, ordinances or regulations may impose material additional environmental liability; and

  . current environmental conditions at our properties may be affected in the future by tenants, third parties, or the condition of land or operations near our properties, including the presence of underground storage tanks.

If the costs of environmental compliance exceed our budgeted limits, our ability to make distributions to you would be adversely affected.

Potential environmental liabilities may exceed our environmental insurance coverage limits.

   We carry what we believe to be sufficient environmental insurance to cover any potential liability for soil and groundwater contamination at the affected sites identified in our environmental site assessments. However, we cannot assure you that our insurance coverage will be sufficient or whether our liability, if any, will have a material adverse effect on our financial condition, results of operations, cash flow, quoted per share trading price of our common stock and ability to pay distributions to you.

We may incur significant costs complying with the Americans with Disabilities act and similar laws.

   Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that our properties substantially comply with present requirements of the act, we have not conducted an audit or investigation of all of our properties to determine our compliance. We may incur additional costs of complying with the act.

Additional federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate our properties. We cannot predict the ultimate amount of the cost of compliance with the act or other legislation.

   If we incur substantial costs to comply with the act and any other legislation, our financial condition, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you could be adversely affected.

We may incur significant costs complying with other regulations.

   Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. We believe that our properties are currently in material compliance with all of these regulatory requirements. However, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely affect our ability to make distributions to you.

   The City of Los Angeles adopted regulations relating to the repair of welded steel movement frames located in areas particularly damaged as a result of the January 17, 1994 Northridge earthquake in Southern California. Currently, these regulations apply to only one of our properties representing approximately 78,000 square feet. We believe that this property complies with these regulations. We do not know, however, whether other regulatory agencies will adopt similar regulations or whether we will acquire additional properties which may be subject to these or similar regulations. We believe, based in part on engineering reports, that our properties are in good condition. However, if we are required to make significant expenditures under applicable regulations, our financial condition, results of operations, cash flow, quoted per share trading price of our common stock and our ability to pay distributions to you could be adversely affected.

Common limited partners of Kilroy Realty, L.P. have limited approval rights which may prevent us from completing a change of control transaction which may be in the best interests of stockholders.

   We may not withdraw from Kilroy Realty, L.P. or transfer our general partnership interest or admit another general partner without the approval of a majority of the common limited partnership units except in the case of a "termination transaction" described under in the section entitled "Description of Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.-- Transferability of partnership interests" which requires the approval of 60% of the common units, including the common units we hold in our capacity as general partner. The right of common limited partners to vote on these transactions could limit our ability to complete a change of control transaction that might otherwise be in the best interest of our stockholders.

Limited partners of Kilroy Realty, L.P. must approve the dissolution of Kilroy Realty, L.P. and the disposition of properties they contributed.

   For as long as limited partners own at least 5% of all of the common units of Kilroy Realty, L.P., we must obtain the approval of limited partners holding a majority of the common units before we may:

  .  dissolve the partnership, or

  . sell the property located at 2260 East Imperial Highway at Kilroy Airport Center in El Segundo prior to January 31, 2004.

   In addition, we may not sell 11 of our properties prior to October 31, 2002 without the consent of the limited partners that contributed the properties to Kilroy Realty, L.P., except in connection with the sale or transfer of all or substantially all of our assets or those of Kilroy Realty, L.P. or in connection with a transaction which does not cause the limited partners that contributed the property to recognize taxable income. Kilroy Realty, L.P. also agreed to use commercially reasonable efforts to minimize the tax consequences to common limited partners resulting from the repayment, refinancing, replacement or restructuring of debt, or any sale, exchange or other disposition of any of its other assets. The exercise of one or more of these approval rights by the limited partners could delay or prevent us from completing a transaction which may be in the best interest of our stockholders.

The chairman of our board of directors and our president and chief executive officer each have potential conflicts of interest with us.

   The chairman of our board of directors and our president and chief executive officer each are engaged in competitive real estate activities. We own four office buildings and four industrial buildings in the El Segundo submarket. John B. Kilroy, Sr., the chairman of our board of directors, and John B. Kilroy, Jr., our president and chief executive officer, own controlling interests in partnerships which own a complex of three office buildings in the same submarket. Kilroy Realty, L.P. manages the complex pursuant to a management agreement on market terms. The policies adopted by our board of directors to minimize this conflict, including requiring that Mr. John B. Kilroy, Sr. and Mr. John B. Kilroy, Jr. enter into non-competition agreements with us, may not eliminate their influence over transactions involving these competing properties.

   The chairman of our board of directors and our president and chief executive officer each have substantial influence over our affairs. John B. Kilroy, Sr. is the Chairman of our board of directors. John B. Kilroy, Jr. is our President, Chief Executive Officer and one of our directors. Together, Messrs. Kilroy hold two of the six seats on our board of directors. They also beneficially own common limited partnership units exchangeable for an aggregate of 2,598,639 shares of common stock and currently vested options to purchase an aggregate of 176,666 shares of common stock, representing a total of 10.0% of the total outstanding shares of common stock as of June 30, 1999. Pursuant to our charter no other stockholder may own, actually or constructively, more than 7.0% of our common stock. Consequently, Messrs. Kilroy have substantial influence on us and they could exercise their influence in a manner that is not in the best interest or our stockholders. Also, they may in the future have a substantial influence on the outcome of any matters submitted to our stockholders for approval.

We limit the ownership of our capital stock which limits the opportunities for a change of control at a premium to existing stockholders.

   Provisions of the Maryland General Corporation Law, our charter, our bylaws, and Kilroy Realty, L.P.'s partnership agreement may delay, defer, or prevent a change in control over us or the removal of existing management. Any of these actions might prevent our stockholders from receiving a premium for their shares of stock over the then prevailing market prices.

   The Internal Revenue Code sets forth stringent ownership limits on us as a result of our decision to be taxed as a REIT, including:

  . no more than 50% in value of our capital stock may be owned, actually or constructively, by five or fewer individuals, including some entities, during the last half of a taxable year;

  . subject to exceptions, our common stock shares must be held by a minimum of 100 persons for at least 335 days of a 12-month taxable year, or a proportionate part of a short taxable year; and

  . if we, or any entity which owns 10% or more of our capital stock, actually or constructively owns 10% or more of one of our tenants, or a tenant of any partnership in which we are a partner, then any rents that we receive from the tenant in question will not be qualifying income for purposes of the Internal Revenue Code's REIT gross income tests regardless of whether we receive the rents directly or through a partnership.

   Our charter establishes clear ownership limits to protect our REIT status. No single stockholder may own, either actually or constructively, more than 7.0% of our common stock outstanding. Similarly, no single holder of our Series A Preferred Stock and Series C Preferred Stock may actually or constructively own any class or series of our preferred stock, so that their total capital stock ownership would exceed 7.0% by value of our total capital stock, and no single holder of Series B Preferred Stock, if issued, may actually or constructively own more than 7.0% of our Series B Preferred Stock.

   The board of directors may waive the ownership limits if it is satisfied that the excess ownership would not jeopardize our REIT status and if it believes that the waiver would be in our best interests. The board of directors has already waived the ownership limits with respect to John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and some affiliated entities. These named individuals and entities may own either actually or constructively, in the aggregate, up to 21% of the outstanding common stock.

   If anyone acquires shares in excess of any ownership limits:

  . the transfer to the transferee will be void with respect to these excess shares;

  . the excess shares will be automatically transferred from the transferee or owner to a trust for the benefit of a qualified charitable organization;

  . the purported transferee or owner will have no right to vote those excess shares; and

  . the purported transferee or owner will have no right to receive dividends or other distributions from these excess shares.

Our charter contains provisions that may delay, defer, or prevent a change of control transaction.

   Our board of directors is divided into classes which serve staggered terms. Our board of directors is divided into three classes with staggered terms. The staggered terms for directors may reduce the possibility of a tender offer or an attempt to complete a change of control transaction even if a tender offer or a change in control were in our stockholders' interest.

   We could issue preferred stock without stockholder approval. Our charter authorizes our board of directors to issue up to 30,000,000 shares of preferred stock, including convertible preferred stock, without stockholder approval. The board of directors may establish the preferences, rights and other terms including the right to vote and the right to convert into common stock of any shares issued. The issuance of preferred stock could delay or prevent a tender offer or a change of control even if a tender offer or a change of control were in our stockholders' interest. Kilroy Realty, L.P. has issued 1,500,000 Series A Cumulative Redeemable Preferred Units which in the future may be exchanged one-for-one into shares of 8.075% Series A Cumulative Redeemable Preferred Stock, and 700,000 Series C Cumulative Redeemable Preferred Units which in the future may be exchanged one for one into shares of 9.375% Series C Cumulative Redeemable Preferred Stock. In addition, we have designated and authorized the issuance of up to 400,000 shares of Series B Junior Participating Preferred Stock. However, no shares of preferred stock are currently issued or outstanding.

   We have a stockholders' rights plan. On October 2, 1998, our board of directors adopted a stockholders' rights plan and declared a distribution of one preferred share purchase right for each outstanding share of common stock. The rights were issued on October 15, 1998, to each common stockholder of record on that date. The rights have anti-takeover effects. The rights would cause substantial dilution to a person or group that attempts to acquire us on terms that our board of directors does not approve. We may redeem the shares for $.01 per right, prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock. Therefore, the rights should not interfere with any merger or business combination our board of directors approves.

   The staggered terms for directors, the future issuance of additional common or preferred stock and our stockholder rights plan may:

  . delay or prevent a change of control over us, even if a change of control might be beneficial to our stockholders;

  .  deter tender offers that may beneficial to our stockholders; or

  . limit stockholders' opportunity to receive a potential premium for their shares if an investor attempted to gain shares beyond our ownership limits or otherwise to effect a change of control.

Loss of our REIT status would have significant adverse consequences to us and the value of our stock.

   We currently operate and have operated since 1997 in a manner that is intended to allow us to qualify as a REIT for federal income tax purposes under the Internal Revenue Code.

   If we lose our REIT status, we will face serious tax consequences that will substantially reduce the funds available for distribution to you for each of the years involved because:

  . we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

  . we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

  . unless we are entitled to relief under statutory provisions, we could not elect to be subject to tax as a REIT for four taxable years following the year during which we were disqualified.

   In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders and all distributions made to stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits.

   As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.

   Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that holds its assets in partnership form. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources. Also, we must make distributions to stockholders aggregating annually at least 95% of our net taxable income, excluding capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors or our ability to qualify as a REIT for tax purposes. Although our management believes that we are organized and operate in a manner so as to qualify as a REIT, no assurance can be given that we will continue to be organized or be able to operate in a manner so as to qualify or remain qualified as a REIT for tax purposes.

To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

   In order to maintain our REIT status, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. To qualify as a REIT, we generally must distribute to our stockholders at least 95% of our net taxable income each year, excluding capital gains. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which some distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. These short-term borrowing needs could result from differences in timing between the actual receipt of income and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

Our growth depends on external sources of capital which are outside of our control.

   We are required under the Internal Revenue Code to distribute at least 95% of our taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gain. Because of this distribution requirement, we may not be able to fund future capital needs, including acquisition financing, from operating cash flow. Consequently, we rely on third-party sources of capital to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on:

  .  general market conditions;

  .  the market's perception of our growth potential;

  .  our current and expected future earnings;

  .  our cash distributions; and

  .  the market price per share of our common stock.

   If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

We may change our investment and financing policies without stockholder approval and become more highly leveraged which may increase our risk of default under our debt obligations.

   We are not limited in our ability to incur debt. Our board of directors adopted a policy of limiting our indebtedness to approximately 50% of our total market capitalization. Total market capitalization is the market value of our capital stock, including common limited partnership units of Kilroy Realty, L.P. and other interests, exchangeable for shares of our capital stock, plus total debt. However, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which would result in an increase in our debt service and which could adversely affect our cash flow and our ability to make expected distributions to you. Higher leverage also increases the risk of default on our obligations.

   We may issue additional shares of capital stock without stockholder approval which may dilute your investment. We may issue shares of our common stock, preferred stock or other equity or debt securities without stockholder approval. Similarly, we may cause Kilroy Realty, L.P. to offer its common or preferred units for contributions of cash or property without approval by the limited partners of Kilroy Realty, L.P. or our stockholders. Existing stockholders have no preemptive rights to acquire any of these securities, and any issuance of equity securities under these circumstances may dilute a stockholder's investment.

   We may invest in securities related to real estate which could adversely affect our ability to make distributions to you. We may purchase securities issued by entities which own real estate.

   We may in the future also invest in mortgages. In general, investments in mortgages include several risks, including:

  . borrowers may fail to make debt service payments or pay the principal when due;

  . the value of the mortgaged property may be less than the principal amount of the mortgage note securing the property; and

  . interest rates payable on the mortgages may be lower than our cost for the funds used to acquire these mortgages.

   Owning these securities may not entitle us to control the ownership, operation and management of the underlying real estate. In addition, we may have no control over the distributions with respect to these securities, which could adversely affect our ability to make distributions to our stockholders.

Sales of a substantial number of shares of common stock, or the perception that this could occur, could result in decreasing the market price per share for our common stock.

   We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will result in decreasing the market price per share of our common stock.

   As of June 30, 1999, 27,629,210 shares of our common stock were issued and outstanding and we had reserved for future issuance the following shares of common stock:

  . 4,672,902 shares issuable upon the exchange, at our option, of common units issued in connection with our formation and in connection with the acquisition of properties;

  .  2,900,000 shares issuable under our 1997 Stock Option and Incentive
     Plan; and

  . the 1,000,000 shares issuable under our Dividend Reinvestment and Direct Stock Purchase Plan and offered pursuant to this prospectus.

Of the 27,629,210 shares of common stock outstanding at June 30, 1999, all but 60,000 shares may be freely traded in the public market by persons other than our affiliates. In addition, we have filed or have agreed to file registration statements covering all of the shares of common stock reserved for future issuance. Consequently, if and when the shares are issued, they may be freely traded in the public markets.

We could be adversely affected if our year 2000 problems are significant.

   The year 2000 issue refers to a computer system's failure to recognize dates on or beyond January 1, 2000. The failure of our systems or those of our vendors or tenants to correctly interpret dates beyond the year 1999 could lead to disruptions in our operations. Our Information and Technology Committee examined our year 2000 issue. The committee identified three phases to our year 2000 plan:

  .  discovery and assessment,

  .  remediation and implementation and

  .  testing and verification.

   We have identified year 2000 risks in the following areas:

  . Our information systems might not be year 2000 compliant. After our initial public offering in 1997 we replaced and tested all of our accounting and property management systems for year 2000 compliance. Also, we acquired all new network hardware and software and updated all of our desktop systems and software. In each case, we tested for year 2000 compliance and our vendors have asserted that their products are year 2000 compliant. We will continue to conduct ongoing testing to ensure year 2000 compliance. Despite our efforts to identify and resolve year 2000 compliance problems, we cannot assure our stockholders that all of our systems will be year 2000 compliant. We believe there is no material year 2000 exposure relating to our information systems.

  . Our building management system could have potential year 2000 exposure. During 1998, our property management executives and personnel began gathering data to identify all of our year 2000 sensitive building management systems and to determine if they are compliant or should be modified or replaced. We have completed the discovery and assessment phase and determined our state of readiness as to building management systems in early 1999. We expect to complete the remediation and implementation phase by September 1999 and the verification phase by the end of fiscal year

     1999. We have identified the following five categories of building management systems that could have year 2000 exposure:

    .  building automation;

    .  security card access;

    .  fire and life safety;

    .  elevator; and

    .  office equipment.

  . Our tenants and vendors may have significant year 2000 issues. We have a diverse tenant base and the success of our business is not tied to the success of any one particular tenant. Also, the success of our business is not closely tied to the operations of any one vendor supplier or manufacturer. However, we are in the process of surveying significant tenants, vendors, suppliers and other relevant third parties, to determine if their systems will be year 2000 compliant and if our normal operations will continue without interruption. We anticipate this project will be completed by September 1999.

   We replaced our accounting and property management system and installed our updated desktop systems and software as a result of our initial public offering. Also, we are using 13 salaried employees, who are not paid overtime and who management expects will spend 10% of their annual working hours over a two to three year period focusing on year 2000 compliance issues, to perform the discovery and assessment phase. As a result, our year 2000 costs to date have been minimal and are not material to our financial position or our results of operations. However, future costs for completing phases two and three for the building management systems are not readily quantifiable. We believe that a significant portion of these costs will be treated as operating expenses and will be reimbursable to us under our tenant leases.

   We do not believe that the impact of any year 2000 issues will have a material adverse effect on our financial condition or results of operations. However, despite our efforts to identify and resolve year 2000 compliance problems, we cannot guarantee that all of our systems will be year 2000 compliant or that other companies on which we rely will be timely converted. As a result, our operations could be interrupted or otherwise adversely affected. The failure to correct a material year 2000 problem could result in an interruption in, or a failure of, some of our business operations. These failures could have a material adverse effect on our financial condition and results of operations.

   We believe the year 2000 issue relating to our building management systems are immaterial because each of our properties have separate building management systems. However, we do not currently have a comprehensive contingency plan for the year 2000 problem. We intend to establish this contingency plan by October 1999 as part of our ongoing year 2000 compliance effort.

                                    THE PLAN

   The following questions and answers explain the plan, as in effect beginning October 4, 1999, a copy of which is filed as an exhibit to the registration statement which contains this prospectus and which was filed with the SEC with respect to the shares of common stock to be sold under the plan. We encourage you to read and consider the information contained in the plan and in the documents identified in the sections entitled "Incorporation of Certain Documents by Reference" and "Where You Can Find Additional Information."

Purpose.

  1. What is the purpose of the plan?

   The plan provides our stockholders and other investors with a convenient and economical method to purchase shares of our common stock and to reinvest all or a portion of their cash dividends in additional shares of our common stock. In addition, the plan provides us with a means of raising additional capital to continue our real estate, acquisition, development and investment activities, and for general corporate purposes.

Options under the plan.

  2. What options are available under the plan?

   You may participate in the plan even if you are not already one of our stockholders. Under the plan you may automatically reinvest cash dividends on all or a portion of your shares of our common stock in additional shares of our common stock. Even if you do not reinvest dividends, if you are already one of our stockholders you may make optional cash purchases of common stock, subject to a minimum investment of $100 and a maximum investment of $5,000 during any calendar month. If you are not already one of our stockholders, you may make an initial optional cash purchase of not less than $750 and not more than $5,000 during any calendar month. You may be able to purchase more than $5,000 during a calendar month through the plan, with our prior written consent by submitting a request for waiver.

Benefits and disadvantages of the plan.

  3. What are the benefits and disadvantages of the plan to me?

 Benefits of the plan.

  . The plan provides you the opportunity to automatically reinvest cash dividends on all or a portion of your common stock in additional shares of common stock.

  . In addition to reinvestment of dividends, if you are already one of our stockholders you may purchase additional shares of common stock pursuant to optional cash purchases of not less than $100 and not more than $5,000 during any calendar month. Optional cash purchases may not be made more frequently than at monthly intervals. You may make optional cash purchases even if dividends on your shares are not being reinvested under the plan.

  . If you are not already one of our stockholders, you may make an initial cash investment of not less than $750 and not more than $5,000 during any calendar month to purchase shares of common stock under the plan.

  . You will not be charged trading fees or sales commissions on previously unissued shares of common stock. If we direct the agent to purchase shares of common stock with reinvested dividends or to make optional cash purchases under the COPP in the open market or in privately negotiated transactions instead of from previously unissued shares, we will pass on to you and other participants the applicable trading or brokerage fees or commissions on a pro rata basis based on the number of purchased shares allocated to you and to each other participant.

  . We may issue shares purchased directly from us pursuant to a request for waiver at a discount to the market price and without the payment of trading fees or brokerage commissions, subject to certain limitations. We will not purchase shares in the open market or in privately negotiated transactions to satisfy purchases under the WDP.

  . You may fully invest dividends and any optional cash purchases because the plan permits fractional shares to be credited to your account. We will reinvest dividends on whole and on fractional shares in additional shares which will be credited to your account.

  . You may direct the agent to transfer, at any time and at no cost to you, all or a portion of your shares in the plan to a plan account for another person.

  . You will avoid the need for safekeeping of certificates for shares of common stock credited to your plan account and may submit to the agent for safekeeping certificates you hold that are registered in your name.

  . You or other book entry holders that are registered holders may direct the agent to sell or transfer all or a portion of your shares held in the plan or in book entry.

  . You will receive periodic statements reflecting all current activity in your plan account, including purchases, sales and latest balances, which will simplify your recordkeeping.

 Disadvantages of the plan.

  . Cash dividends that you reinvest will be treated for federal income tax purposes as a dividend received by you on the dividend payment date and may create a liability for the payment of income tax without providing you with immediate cash to pay such tax when it becomes due.

  . We may, without giving you prior notice, change our determination as to whether the agent will purchase shares of common stock directly from us or in the open market or in privately negotiated transactions from third parties (although we may not change this decision more than once in any three-month period) in connection with the purchase of shares with reinvested dividends or from optional cash purchases under the COPP.

  . You will not know the actual number of shares purchased in any month on your behalf under the plan until after the applicable investment date.

  . The purchase price per share will equal an average price, in some cases determined from purchases made as many as 15 days after the applicable dividend payment date, or COPP investment date, and in the case of optional cash purchases under the WDP, on each trading day on which shares are purchased during the applicable investment period. Consequently, the actual purchase price of your shares may exceed the price at which shares are trading on the dividend payment date, COPP investment date or any particular trading day on which shares are purchased during the applicable WDP investment period, as applicable.

  . You will have limited control regarding the specific timing of purchases and sales under the plan. Because the agent will effect sales under the plan only as soon as practicable after it receives instructions from you, you may not be able to control the timing of purchases and sales as you might for investments made outside the plan. The market price of the shares of common stock may fluctuate between the time the agent receives an investment instruction and the time at which the shares of common stock are purchased or sold.

  . You may not be able to depend on the availability of a market discount on shares acquired under the WDP. While a discount from market prices of up to 2% may be established for a particular investment period, a discount for one investment period will not insure the availability of a discount or the same discount in future investment periods. Each investment period we may, without giving you prior notice, change or eliminate the discount.

  . We will not pay you interest on dividends or funds for optional cash purchases held pending reinvestment or investment or to be returned to you. In addition, we may return funds submitted for optional cash purchases under the WDP (in whole or proportionate part) without interest if:

      . a threshold price has been established with respect to shares to be purchased from us, and

      . the average per share market price as reported by the New York Stock Exchange fails to exceed the threshold price for any trading day during the applicable, ten trading-day investment period.

  . Shares deposited in a plan account may not be pledged until the shares are withdrawn from the plan.

   Your investment in the shares of common stock held in your account is no different than an investment in directly held shares of common stock. You bear the risk of loss and the benefits of gain from market price changes for all of your shares of common stock. NEITHER WE NOR THE AGENT CAN ASSURE YOU THAT SHARES OF COMMON STOCK PURCHASED UNDER THE PLAN WILL, AT ANY PARTICULAR TIME, BE WORTH MORE OR LESS THAN THE AMOUNT YOU PAID FOR THEM.

Administration of the plan.

  4. Who will administer the plan?

   MellonBank, N.A., as agent, or such successor administrator as we may designate, will administer the plan. Under the plan the agent will keep records of your account, send regular account statements to you, and perform other duties relating to the plan.

   ChaseMellon Shareholder Services, L.L.C., a registered transfer agent, will provide certain administrative support to the agent.

                                MellonBank, N.A.
                   c/o ChaseMellon Shareholder Services, LLC
            P. O. Box 3338, South Hackensack, New Jersey 07060-1938
                        Telephone Number: (888) 816-7506

Participation in the plan.

   5. Am I eligible to participate in the plan?

   Any stockholder whose shares of common stock are registered on our stock transfer books in his or her name (also referred to as a "registered holder") or any stockholder whose shares of common stock are registered in a name other than his or her name, for example, in the name of a broker, bank or other nominee (also known as a "beneficial holder"), may participate in the plan. If you are a registered holder, you may participate in the plan directly. If you are a beneficial owner you must either become a registered holder by having such shares transferred into your name or by making arrangements with your broker, bank or other nominee to participate in the plan on your behalf. Even if you are not already one of our stockholders, you may participate in the plan by making an initial optional cash purchase of common stock of not less than $750 or more than $5,000 during any calendar month unless we approve your request in writing for waiver under the WDP in which case your initial investment may exceed $5,000.

   You may not transfer the right to participate in the plan to another person. We reserve the right to exclude any person from the plan if we believe that person utilizes the plan to engage in short-term trading activities that cause aberrations in the trading volume of our common stock.

   If you reside in a state or other jurisdiction in which your participation in the plan would be unlawful, you will not be eligible to participate in the plan.

Enrollment in the plan.

   6. How do I enroll in the plan and become a participant in the plan?

   If you are a registered holder, you may become a participant by completing and signing an Enrollment Form and returning it to the agent at the address set forth on the Enrollment Form. You may obtain an Enrollment Form at any time by requesting one from the agent by calling (800) 842-7629. If your shares are registered in more than one name (e.g., joint tenants, trustees), all registered holders of such shares must sign the Enrollment Form exactly as their names appear on the account registration.

   If you are a beneficial owner, you must instruct your broker, bank or other nominee in whose name your shares are held to participate in the plan on your behalf. If a broker, bank or other nominee holds shares of beneficial owners through a securities depository, the broker, bank or other nominee may also be required to provide a Broker and Nominee Form to the agent in order to participate in the optional cash purchases portion of the plan. You may obtain a Broker and Nominee Form at any time by requesting one from the agent at the address listed in this prospectus.

   If you are not presently one of our stockholders, but desire to participate in the plan by making an initial investment in common stock, you may join the plan by completing an Enrollment Form and forwarding it, together with such initial investment, to the agent at the address indicated on the Enrollment Form. If your initial purchase is for more than $5,000, you must also complete a request for waiver and submit it to us for our written approval before you will be enrolled in the plan.

   7. What does the enrollment form provide?

   The Enrollment Form directs the agent to apply to the purchase of additional shares of common stock all of the cash dividends on the specified percentage of shares of common stock that you own on the applicable dividend record date and that you designate to be reinvested through the plan. The Enrollment Form also directs the agent to purchase additional shares of common stock with any optional cash purchases that you may elect to make.

   While the Enrollment Form directs the agent to reinvest cash dividends on shares enrolled in the plan by electing "Full Dividend Reinvestment," you may alternatively elect "Partial Dividend Reinvestment" or "Optional Cash Purchases Only." You may change the dividend reinvestment option at any time by submitting a newly executed Enrollment Form to the agent or by writing to the agent. The agent must receive any change in the percentage of shares with respect to which the agent is authorized to reinvest dividends prior to the record date for a dividend to permit the change to apply to that dividend. For each method of dividend reinvestment, we will reinvest your cash dividends in the manner specified on your Enrollment Form on all shares other than those that you designate for payment of cash dividends until you specify otherwise or withdraw from the plan altogether, or until the plan is terminated.

   8. When will my participation in the plan begin?

   Your participation in the dividend reinvestment portion of the plan will commence with the next dividend payment date after the agent receives your Enrollment Form, provided the agent receives it on or before the record date we establish for the payment of the dividend.

   Your participation in the optional cash purchase portion of the plan for purchases of $5,000 or less will commence with the next COPP investment date after the agent receives your Enrollment Form, provided the agent receives the funds to be invested not later than one business day immediately preceding the COPP investment date. If the agent receives the funds to be invested after the day indicated above and before the next succeeding COPP investment date, the agent will hold the funds for a period of up to 35 days, without interest, until they can be invested on the next COPP investment date.

   Your participation in the optional cash purchase portion of the plan for purchases in excess of $5,000 will commence with the next investment period after the agent receives your Enrollment Form and your request for waiver, approved by us, provided the agent receives the funds to be invested not later than one business day immediately preceding the applicable investment period. If the agent receives the funds to be invested after the day indicated above and before the next succeeding investment period, the agent will hold the funds for a period up to 35 days, without interest, until they can be invested during the next WDP investment period.

   You may enroll in the plan at any time. Once enrolled, you will remain enrolled until you discontinue participation or until we terminate the plan.

Purchases.

   9. When will my shares be acquired under the plan?

   In the event that the agent purchases shares directly from us, the date of issuance of shares to be purchased

  .  with reinvested dividends, will be the applicable dividend payment date,

  . under the COPP, will be the COPP investment date which shall be approximately the 20th calendar day of the calendar month, unless such day is a Saturday, Sunday or holiday, in which case the COPP investment date will occur on the next succeeding business day of the month, or

  . under the WDP, will be each day on which shares are purchased during the applicable ten trading day investment period, and you will acquire, on each day, all rights of ownership with respect to the maximum number of shares of common stock that may be purchased on each day during the applicable ten trading day investment period with one-tenth of your WDP payment, including, without limitation the right to dispose of or vote the shares.

In the event that the agent purchases shares either in open market or privately negotiated transactions, the shares will be deemed acquired on the date that they are purchased. For a schedule of expected threshold price and discount dates, optional cash payment due dates, investment period commencement dates, and optional cash purchase investment dates for the remainder of 1999 and in 2000, see Annex I to this prospectus.

   If the agent acquires shares for the plan through open market purchases or privately negotiated transactions, we will apply all dividends and all optional cash purchases to the purchase of common stock pursuant to the plan as soon as practicable on or after the applicable investment date. For purchases under the WDP, we will purchase shares on each day during the ten trading day investment period that the purchase price exceeds the threshold price, if any.

   In the past, our common stock dividend payment dates occurred on or about the tenth day of each January, April, July and October. While we expect to continue to pay quarterly dividends, dividends are paid as and when declared by the our board of directors. We cannot assure you that our board of directors will declare or pay dividends on the common stock, and nothing contained in the plan obligates our board of directors to declare or pay dividends on common stock. The plan does not guarantee you the right to receive dividends in the future.

   10. What is the source of shares to be purchased under the plan?

   The agent will reinvest dividends and acquire common stock under the COPP by purchasing either shares of common stock issued directly from us or by purchasing shares in the open market or in privately negotiated transactions, or a combination of both. The agent will acquire shares of common stock under the WDP only by purchasing previously unissued shares of common stock from us.

   11. At what price will my shares be purchased?

   The purchase price per share of common stock acquired through the plan as a result of the reinvestment of dividends will be equal to

  . in the case of newly issued shares of common stock, the average of the high and low sales price per share as reported by the New York Stock Exchange on the applicable dividend payment date, or

  . in the case of shares purchased in the open market or in privately in negotiated transactions, the average of the purchase price of all shares purchased by the agent for the plan with reinvested dividends for the applicable dividend payment date.

The price of shares acquired through optional cash purchases under the COPP of $5,000 or less during any calendar month will be equal to

  . in the case of newly issued shares of common stock, the average of the high and low sales price per share as reported by the New York Stock Exchange on the applicable COPP investment date, or

  . in the case of shares purchased in the open market or in privately negotiated transactions, the average of the purchase price of all shares purchased by the agent for the applicable COPP investment date.

   We may advise the agent to purchase shares from time to time in its discretion over a period of up to 15 trading days following the applicable dividend payment date or COPP investment date, as the case may be.

   Under the WDP you may purchase more than $5,000 of common stock during any WDP investment period at a discount of up to 2% on newly issued shares from the market price, which will be the average of the high and low sales price per share of the common stock as reported by the New York Stock Exchange on each trading day on which shares are purchased during the applicable WDP investment period. Shares purchased pursuant to the WDP may also be subject to a threshold price provision. The agent will acquire shares of common stock purchased under the WDP only from previously unissued shares of common stock.

   You may obtain the discount applicable to the next investment period by telephoning Investor Relations at (310) 563-5500 three business days prior to the applicable WDP investment period. Setting a discount for a particular investment period will not affect the setting of a discount for any subsequent investment period.

   Whether you are reinvesting dividends or making optional cash purchases, the purchase price per share of common stock you acquire on any particular investment date or trading day may not be less than 95% of the average high and low sales price per share of the common stock as reported by the New York Stock Exchange on that particular day,

   12. How may I make an optional cash purchase?

   You are eligible to request optional cash purchases at any time. If you are a registered holder, you may make an optional cash purchase by submitting an Enrollment Form to the agent.

   If you hold your shares registered in the name of another person, the Broker and Nominee Form provides the sole means whereby a broker, bank or other nominee holding shares on your behalf may request an optional cash purchase for you. In such case, the broker, bank or other nominee must use a Broker and Nominee Form for transmitting optional cash purchases on your behalf. A Broker and Nominee Form must be delivered to the agent each time that such broker, bank or other nominee transmits optional cash purchases on your behalf. Your broker or nominee may request a Broker and Nominee Form from the agent in writing at its address included in this prospectus or by telephone.

   If you are not already one of our stockholders, you may make an initial investment in common stock through an optional cash purchase by submitting an Enrollment Form to the agent and, in the case of a purchase under the WDP, a request for waiver approved by us.

   13. Where should I send my money to make an optional cash purchase?

   You may make optional cash purchases under the COPP by check payable to Mellon Bank and mailed to the agent at the address referenced on the Enrollment Form or your statement, as applicable. You may make optional cash purchases under the WDP only with our prior written consent and only by wire transfer to the account referenced on the Request for Waiver Form. You should send all inquiries regarding other forms of payments and all other written inquiries directly to the agent at its address referenced in this prospectus.

   The agent must receive funds for optional cash purchases of $5,000 or less during any calendar month not later than one business day before the COPP investment date. The agent must receive funds for optional cash purchases greater than $5,000 during any calendar month and made pursuant to a request for waiver not later than one business day before the commencement of the applicable WDP investment period in order to purchase shares of common stock during the following WDP investment period.

   14. How do I get a refund if I change my mind?

   You may obtain a refund of any COPP payment or WDP payment not yet invested by requesting, in writing, the agent to refund your payment. The agent must receive your request not later than two business days prior to, in the case of a COPP payment, the next COPP investment date, and in the case of a WDP payment, the commencement of the next WDP investment period. If the agent receives your request later than these specified times, your COPP payment or WDP payment will be applied to the purchase of shares of common stock.

   15. Will I be paid interest on funds held for optional cash purchases prior to investment?

   You will not be paid interest on funds you send to the agent for optional cash purchases. Consequently, we strongly suggest that you deliver funds to the agent to be used for investment in optional cash purchases shortly prior to the applicable investment date or investment period so that they are not held over to the following investment date. If you have any questions regarding the applicable investment dates or the dates as of which funds should be delivered to the agent, you should write or telephone the agent at the address and telephone number included above.

   You should be aware that since investments under the plan are made as of specified dates, you may lose any advantage that you otherwise might have from being able to control the timing of an investment. Neither we nor the agent can assure you a profit or protect you against a loss on shares of common stock purchased under the plan.

   16. What limitations apply to optional cash purchases?

   Minimum/Maximum limits.

   If you are already one of our stockholders, you may make optional cash purchases under the COPP with a minimum investment of $100 up to a maximum investment of $5,000 during any calendar month. If you are not already one of our stockholders, you may make optional cash purchases under the COPP with a minimum initial investment of $750 up to a maximum investment of $5,000 during any calendar month. If you request an optional cash purchase of less than the applicable minimum amount, or if you request an optional cash purchase under the COPP in excess of $5,000, the agent will return your funds to you promptly, without interest.

   Request for waiver.

   You may make optional cash purchases in excess of $5,000 during any calendar month under the WDP only pursuant to a request for waiver approved by us in writing. If you wish to make an optional cash purchase in excess of $5,000 for any calendar month, you must obtain our prior written approval and a copy of such written approval must be submitted to the agent. A request for waiver should be sent to us by facsimile at (310) 322-5981, Attention: Investor Relations, by 2:00 p.m., Los Angeles Time, on the day that is at least three business days prior to the first day of the applicable investment period. You may obtain the Request for Waiver Form from us or the agent at its address and telephone number referenced above. We have sole discretion to grant any approval for optional cash purchases in excess of the allowable maximum amount.

   In deciding whether to approve a request for waiver, we will consider relevant factors including, but not limited to:

  .  our need for additional funds,

  . the attractiveness of obtaining such additional funds through the sale of common stock as compared to other sources of funds,

  .  the purchase price likely to apply to any sale of common stock, and

  . the aggregate amount of optional cash purchases in excess of $5,000 for which requests for waiver have been submitted by all participants.

If requests for waiver are submitted for any WDP investment date for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests by any method that we determine to be appropriate. With regard to optional cash purchases made pursuant to a request for waiver, the plan does not provide for a predetermined maximum limit on the amount that you may invest or on the number of shares that you may purchase. We reserve the right to modify, suspend or terminate the plan for any reason whatsoever including elimination of practices that are not consistent with the purposes of the plan.

   Threshold price.

   We may establish for any investment period a minimum threshold price applicable to optional cash purchases made under the WDP. Not later than three business days prior to the first day of the applicable investment period, we will determine whether to establish a threshold price. We will determine the threshold price in our sole discretion after a review of current market conditions, the level of participation in the plan, and current and projected capital needs. You may telephone Investor Relations at (310) 563-5500 during the three business days prior to the applicable investment period to ascertain whether we have established a threshold price for such investment period.

   The threshold price, if any, is the per share price that the average of the high and low sale prices of the common stock must equal or exceed as reported by the New York Stock Exchange for each trading day of the relevant investment period. If the per share sale price does not equal or exceed the threshold price for any particular trading day in the investment period, then we will exclude that trading day from the investment period. A trading day will also be excluded if no trades of common stock are made on the New York Stock Exchange for that day. For example, if the threshold price is not satisfied for three of the ten trading days in an investment period, then we will determine the number of shares to be purchased (including the applicable purchase price) based upon the remaining seven trading days on which the threshold price was satisfied.

   The agent will return to you, without interest, a portion of your optional cash purchase for each trading day of an investment period on which the threshold price is not satisfied or for each day on which no trades of common stock are reported on the New York Stock Exchange. The returned portion will equal one-tenth of the total amount of such optional cash purchase for each trading day on which the threshold price is not satisfied or on which no trades of common stock are reported on the New York Stock Exchange. Thus, for example, if the threshold price is not satisfied or no such sales are reported for three of the ten trading days in an investment period, we would return 3/10 (i.e., 30%) of such optional cash purchase to you.

   The possible return of a portion of the investment applies only to optional cash purchases made under the WDP. Whether a threshold price is established for any particular investment period will not affect whether a threshold price is established for any subsequent investment period. For any particular month, we may waive our right to set a threshold price. Neither we nor the agent will notify you whether we establish a threshold price for any investment period. You may, however, confirm whether we have established a threshold price for any given investment period by telephoning Investor Relations at (310) 563-5500 during the three business days prior to the applicable investment.

   Waiver discounts. Each month, not later than three business days prior to the first day of the applicable investment period, we may establish a discount from the market price applicable to optional cash purchases under the WDP. The discount may be up to 2% of the purchase price and may vary each investment period, but once established will apply uniformly to all optional cash purchases made under the WDP for that investment period, provided that the purchase price for shares purchased on any particular trading day during the applicable investment period may not be less than the minimum purchase price of 95% of the average of the high and low sales price per share of the common stock as reported by the New York Stock Exchange on that particular trading day.

   We may establish a discount in our sole discretion after a review of current market conditions, the level of participation in the plan, and current and projected capital needs. You may obtain the discount applicable to the next investment period by telephoning Investor Relations at (310) 563-5500 during the three business days prior to the applicable investment period. Setting a discount for a particular investment period will not affect the setting of a discount for any subsequent investment period. The discount will apply to the entire optional cash purchase and not just the portion of such investment that exceeds $5,000.

   The discount initially will apply only to optional cash purchases that exceed $5,000, but we reserve the right to establish a discount from the market price for reinvestment of cash dividends and optional cash purchases of $5,000 or less.

   17. What if I have more than one account?

   We may aggregate all optional cash purchases for you if you have more than one account using the same social security or taxpayer identification number. If you are unable to supply a social security or taxpayer identification number, we may limit your participation to only one plan account.

   Also for the purpose of such limitations, we may aggregate all plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership. Unless we determine that reinvestment of dividends and optional cash purchases for each account is consistent with the purposes of the plan, we have the right to aggregate all such accounts and to return, without interest, within 35 days of receipt, any amounts in excess of the investment limitations applicable to a single account received in respect of all such accounts.

Certificates.

   18. Will certificates be issued for my share purchases?

   All shares purchased pursuant to the plan will be credited to your individual account in "book entry" form. This protects you against the loss, theft or destruction of certificates evidencing shares. If you request, or if you withdraw from the plan or if the plan terminates, the agent will issue and deliver certificates for all full shares credited to your account. You may request delivery of share certificates by telephoning or writing the agent. The agent will only issue certificates in the same names as those enrolled in the plan. In no event will we issue certificates for fractional shares. Any fractional shares that you hold in the plan at the time you withdraw or at the time the plan is terminated will be sold by the agent. The agent will distribute to you the net proceeds of any of your fractional shares held in the plan sold in connection with your withdrawal.

   19. May I add shares of common stock to my account by transferring other stock certificates representing Kilroy Realty Corporation common stock that I possess?

   You may send to the agent for safekeeping all common stock certificates which you hold. The safekeeping of shares offers the advantage of protection against loss, theft or destruction of certificates as well as convenience, if and when shares are sold through the plan. The agent will keep all shares represented by such certificates for safekeeping in "book entry" form, combined with any full and fractional shares then held by the plan in your name. To deposit certificates for safekeeping under the plan, you must submit a letter of instruction to the agent. You should send stock certificates by registered mail and the letter of instruction as well as all written inquiries about the safekeeping service to the agent at its address indicated in this prospectus. You may withdraw shares deposited for safekeeping by telephoning or writing the agent.

Sale of shares.

   20. How can I sell shares held under the plan?

   You, or any other book entry holder, may instruct the agent to sell some or all of your shares held in the plan or in book entry by notifying the agent by telephone or in writing, or by using the form included with your statement of account. You may also withdraw all or a portion of your shares from your account and sell them through an outside broker or otherwise.

   The agent will sell shares through a registered broker dealer as soon as practicable after receipt of a proper notice. Shares to be sold may be commingled with those of other participants requesting sale of their shares, and we will allocate the proceeds to you and to each other participant based on the average price for all shares sold during the day of sale. You should understand that the price of the common stock may go down as well as up between the date you submit a request to sell and the date the sale is executed. You may not specify either the dates or the prices at which shares are to be sold through the agent. If the agent receives your request to sell shares on or after the record date for a dividend, we will reinvest any cash dividend paid on such shares, if applicable. You will only be charged for your pro rata share of trading fees or brokerage commissions for selling shares through the agent. These charges are normally lower than the cost of executing sales through a brokerage account.

Reports.

   21. What reports will I receive under the plan?

   Unless you participate in the plan through a broker, bank or nominee, you will receive from the agent a detailed statement of your account following each dividend payment and when there is purchase or sale activity in your account. These detailed statements will show total cash dividends received, total optional cash purchases received, total shares purchased (including fractional shares), price paid per share and total shares held in the plan. You should retain these statements in order to determine the tax cost basis for shares purchased pursuant to the plan.

   If you participate in the plan through a broker, bank or nominee, you should contact that person for such a statement.

Withdrawal.

   22. How may I withdraw from the plan?

     You may terminate participation in the plan by writing to the agent. After the agent receives the termination notice, we will send dividends to you in the usual manner and you may not make any additional optional cash purchases unless you re-enroll. The agent must receive your notice of termination at least two business days before an investment date in order to be processed prior to that investment date. Once termination has been effected, the agent will issue you a certificate for all whole shares you hold under the plan. Alternatively, you may specify in the termination notice that some or all of the shares be sold. The agent will convert any fractional shares held in your account under the plan at the time of termination to cash at a price equal to the average of the highest and lowest price per share as reported by the New York Stock Exchange, net of any trading fees or brokerage commissions. If you transfer shares represented by certificates registered in your name on our books but do not notify the agent, the agent will continue to reinvest dividends on shares held in your account under the plan until you direct otherwise. If the agent receives your termination request on or after the record date for a dividend, the agent will reinvest any cash dividend paid to you on your account. Your request will then be processed as soon as practicable after the dividend is reinvested and the additional shares are credited to your account. You will not be charged to terminate from the plan, other than the applicable trading fees or brokerage commissions with respect to any shares sold.

   If your plan account balance falls below one full share, the agent reserves the right to liquidate the fraction and remit the proceeds, less any applicable trading fees or brokerage commissions, to you at your address of record and to terminate your participation in the plan. We may also terminate the plan after written notice in advance mailed to you at the address appearing on the agent's records. If the plan or your participation is terminated, you will receive certificates for whole shares held in your accounts and a check for the cash value of any fractional shares held in any plan account that is terminated less any applicable trading fees or brokerage commissions.

Taxes.

   23. What are the Federal income tax consequences of participating in the plan?

   Dividends you receive on shares of common stock that you hold in the plan and which are reinvested in newly issued shares will be treated for Federal income tax purposes as a taxable stock distribution to you. Accordingly, you will receive taxable dividend income in an amount equal to the fair market value of the shares of common stock that you receive on the dividend payment date to the extent we have current or accumulated earnings and profits for Federal income tax purposes. We intend to take the position that the fair market value of the newly issued shares purchased with reinvested dividends equals the average of the high and low sale prices of shares as reported by the New York Stock Exchange on the related dividend payment date. The treatment described above will apply to you whether or not the shares are purchased at a discount. On the other hand, dividends you receive on shares of common stock that you hold in the plan which are reinvested in shares of common stock purchased by the agent in the open market or in privately negotiated transactions will be treated for Federal income tax purposes as a taxable cash distribution to you in an amount equal to the purchase price of such shares, to the extent that we have current or accumulated earnings and profits for Federal income tax purposes. The portion of a distribution you receive that is in excess of our current and accumulated earnings and profits will not be taxable to you if this portion of the distribution does not exceed the adjusted tax basis of your shares. If a portion of your distribution exceeds the adjusted tax basis of your shares, that portion of your distribution will be taxable as a capital gain. If we properly designate a portion of your distribution as a capital gain dividend, then that portion will be reportable as a capital gain. Capital gains will be taxed to you at a 20% or 25% income tax rate, depending on the tax characteristics of the assets which produced such gains, and on certain other designations, if any, that we may make. Your statement of account will show the fair market value of the common stock purchased with reinvested dividends on the applicable dividend payment date. You also will receive a Form 1099-DIV after the end of the year which will show for the year your total dividend income, your amount of any return of capital distribution and your amount of any capital gain dividend. For a general discussion of the Federal income tax consequences of distributions to you with respect to shares of common stock, see "Material Federal Income Tax Consequences Associated With an Investment in Common Stock--Taxation of Taxable U.S. Stockholders" below.

   If you acquire shares of our common stock under the WDP at a discount from the fair market value of such shares on a trading day on which the shares are purchased during the applicable COPP investment date or WDP investment period, the tax treatment to you is unclear. We presently intend to take the position that any discount on shares purchased under the COPP or the WDP does not constitute a distribution from us to you. However, it is possible that you will be treated as having received a distribution from us upon the purchase of our common stock under the COPP or the WDP in an amount equal to the excess, if any, of the total fair market value of the shares you purchase on the COPP investment date or on each day on which shares are purchased during the WDP investment period over the amount of your payment for the shares. We may take this position in future reports to you or the IRS. You should consult with your tax advisor with respect to the tax treatment of shares you purchase at a discount under the COPP or the WDP.

   Under the plan, you will bear any trading fees or brokerage commissions related to the acquisition and sale of shares of common stock. However, in the future we may agree to pay some or all of the trading fees or brokerage commissions in connection with purchase transactions. The IRS has ruled in private letter rulings that brokerage commissions paid by a corporation with respect to open market purchases on behalf of participants in a dividend reinvestment plan were to be treated as constructive distributions to the participants. In these rulings the IRS determined that distributions were subject to income tax in the same manner as distributions and includable in the participant's cost basis of the shares purchased. Accordingly, to the extent that we pay brokerage commissions with respect to any open market or privately negotiated purchases made with reinvested dividends by the agent, we intend to take the position that participants received their proportionate amount of the commissions as distributions in addition to the amounts described above. While the matter is not free from doubt, we intend to take the position that any trading fees or brokerage commissions paid by us with respect to the COPP will be treated in the same manner as the purchase price discount described above, and that administrative expenses of the plan paid by us are not constructive distributions to you.

   If we invest your optional cash purchases under the COPP or WDP in newly issued shares of our common stock not sold to you at a discount, or reinvest your dividends in newly issued shares of our common stock, then your tax basis in the shares purchased for your account will equal the per share fair market value of the common stock on the relevant COPP investment date, the day the shares are purchased during the WDP investment period, or the relevant dividend payment date, as applicable. Your tax basis in any shares of our common stock acquired under the COPP or WDP at a discount will equal the amount you paid for the shares, plus the amount of income, if any, you recognized upon the acquisition as a result of the purchase price discount. If we reinvest your dividends or your optional cash purchases under the COPP in shares that the agent purchases in the open market or in privately negotiated transactions, then your tax basis in your shares purchased for your account will equal the amount paid for the shares, including any trading fees or brokerage commissions you paid, plus the amount of income, if any, that you recognize because trading fees or brokerage commissions were paid on your behalf. Your holding period for the shares of common stock acquired under the plan will begin on the day following the date such shares were purchased for your account. Consequently, shares of our common stock purchased in different months will have different holding periods.

   You will not realize any gain or loss when you receive certificates for whole shares of common stock credited to your account, either upon your request, when you withdraw from the plan or if the plan terminates. However, you will recognize gain or loss when whole shares of common stock or rights applicable to common stock acquired under the plan are sold or exchanged. You will also recognize gain or loss when you receive a cash payment for a fractional share of common stock credited to your account when you withdraw from the plan or if the plan terminates. The amount of your gain or loss will equal the difference between the amount you receive for your shares or fractional shares of common stock or rights applicable to common stock, net of any costs of sale paid by you, and your tax basis of such shares. For a general discussion of the Federal income tax consequences of disposing of shares of common stock, see "Material Federal Income Tax Consequences Associated With an Investment in Common Stock--Dispositions of common stock" below.

   The foregoing summary of certain Federal income tax considerations regarding the plan is based on current law, is for your general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to you in light of your personal investment circumstances, or if you are a type of investor who is subject to special treatment under the Federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States. If you wish to participate in the plan, you are strongly urged to consult with your tax advisor regarding the specific tax consequences, including the Federal, state, local and foreign tax consequences, that may affect you if you participate in the plan, and of potential changes in applicable tax laws. See "Material Federal Income Tax Consequences Associated With an Investment in Common Stock" below.

Other provisions.

   24. What happens if I sell or transfer shares of stock or acquire additional shares of stock?

   If you elect to have dividends automatically reinvested in additional shares of common stock and subsequently sell or transfer all or any part of the shares registered in your name, we will continue to reinvest your dividends as long as shares are registered in your name or until you terminate your participation in the plan. Similarly, if you elect the full or partial dividend reinvestment option under the plan and subsequently acquire additional shares registered in your name, we will continue to reinvest your dividends until you terminate your participation in the plan. If, however, you elect the optional cash purchases only option and subsequently acquire additional shares that are registered in your name, we will not reinvest your dividends paid on these shares.

   25. How will my shares be voted?

   For any meeting of stockholders, you will receive proxy materials in order to vote all shares held by the plan for your account. The plan will vote all shares as you designate or you may vote in person at the meeting of stockholders. If you do not provide instructions or return an executed proxy, the plan will not vote your shares. If you hold your shares through a broker, bank or nominee, that person will receive the proxy materials and you will need to contact that person in order to vote your shares.

   26. Who pays the expenses of the plan?

   We will pay all of the costs of administrating the plan other than trading fees or brokerage commissions. We will pass on to you the trading fees and brokerage commissions associated with the purchase and sale of shares of common stock attributable to you under the plan.

   27. What are the responsibilities of the company or the agent under the plan?

   Neither we nor the agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability arising out of a failure to terminate your account upon your death or adjudication of incompetence prior to the receipt of notice in writing of such death or adjudication of incompetence, the prices at which shares are purchased for your account, the times when purchases are made or fluctuations in the market value of the common stock. Neither we nor the agent has any duties, responsibilities or liabilities except as expressly set forth in the plan or as imposed by applicable laws, including, without limitation, Federal securities laws. You should recognize that we cannot assure you a profit or protect you against a loss on the shares you purchase under the plan and we take no position on whether you or other stockholders or investors should participate in the plan.

   28. What happens if the company issues a stock dividend, subscription rights, declares a stock split or makes any other similar distribution in respect of shares of common stock?

   You will automatically receive credit to your plan account for any stock dividend, stock split or other similar distribution in respect of shares of common stock that we may declare. In the event that we make available to stockholders subscription rights to purchase additional shares of common stock or other securities, the agent will sell the rights accruing to all shares held in your name when rights become separately tradable and will apply the net proceeds from the sale of the rights to the purchase of common stock with the next monthly optional cash purchase. If you do not want the agent to sell the rights and invest the proceeds, you can notify the agent by submitting an updated Enrollment Form and request that the distribution of subscription or other purchase rights be made directly to you. This will permit you to personally exercise, transfer or sell the rights on your shares.

   29. May shares in my account be pledged?

   You may not pledge shares credited to your account, and any purported pledge will be void. If you wish to pledge shares, you must withdraw those shares from the plan.

   30. May I transfer all or a part of my shares held in the plan to another person?

   You may transfer ownership of all or part of your shares held in the plan through gift, private sale or otherwise, by mailing to the agent at the address listed above a properly executed stock assignment, along with a letter requesting the transfer and a Substitute Form W-9--Certification of Taxpayer Identification Number completed by the transferee. Requests for transfer of shares held in the plan are subject to the same requirements as the transfer of common stock certificates, including the requirement of a medallion signature guarantee on the stock assignment. The agent will provide you with the appropriate forms upon request. If any stock certificates bearing a restrictive legend are contained in the your plan account, the agent will comply with the provisions of such restrictive legend before effecting a sale or transfer of such restricted shares. All transfers will be subject to the limitations on ownership and transfer provided in our charter which are summarized below and which are incorporated into the prospectus by reference.

   31. May the plan be changed or terminated?

   We may amend, modify, suspend or terminate the plan at any time. The agent will notify you in writing of any material modifications made to the plan. The agent may appoint, by plan amendment, a successor agent to take its place under the terms and conditions set forth in the plan. If the agent appoints a successor agent, we are authorized to pay the successor agent for your account, and all dividends and distributions payable on common stock you hold under the plan for application by such successor.

                RESTRICTIONS ON OWNERSHIP AND TRANSFER OF SHARES

   Our charter places certain restrictions upon the actual and constructive ownership of shares of common stock. With respect to our common stock, you may not actually or constructively own more than 7.0% of our outstanding capital stock. The percentage of ownership is measured by either value or absolute number of shares, whichever measurement is more restrictive. To the extent any transfer of common stock, reinvestment of dividends or optional cash purchase that you or another stockholder elects causes you or such other stockholder or any other person or entity to exceed the ownership limit or otherwise violate our charter, the transfer or investment will be void ab initio as to you or the other stockholder, with the shares resold to a third party or to us, and you or such stockholder would be entitled to receive cash dividends, without interest, in lieu of such reinvestment or to a return of such voluntary cash investment, without interest, as applicable, provided that the amount received by you or the other stockholder will not exceed the sales price of the shares.

              MATERIAL FEDERAL INCOME TAX CONSEQUENCES ASSOCIATED
                       WITH AN INVESTMENT IN COMMON STOCK

   The following is a summary of the federal income tax considerations we believe are material to you. This summary is based on current law, is for general information only and is not tax advice. Your tax treatment will vary depending on your particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common stock in light of his or her personal investments or tax circumstances, or to stockholders who receive special treatment under the federal income tax laws except to the extent discussed under the headings "--Taxation of tax-exempt stockholders" and "--Taxation of non-U.S. stockholders." Stockholders receiving special treatment include, without limitation:

  .  insurance companies;

  .  financial institutions or broker-dealers;

  .  tax-exempt organizations;

  . stockholders holding securities as part of a conversion transaction, or a hedge or hedging transaction, or as a position in a straddle for tax purposes;

  .  foreign corporations or partnerships; and

  .  persons who are not citizens or residents of the United States.

   In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to you as a holder of our common stock.

   The information in this section is based:

  .  on the Internal Revenue Code;

  . current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code;

  .  the legislative history of the Internal Revenue Code;

  . current administrative interpretations and practices of the Internal Revenue Service; and

  .  court decisions.

   In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue

Service, except with respect to the particular taxpayers who requested and received these rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the Internal Revenue Service or if challenged, will not be sustained by a court.

   You are urged to consult your tax advisor regarding the specific tax consequences to you of:

  . the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences;

  .  our election to be taxed as a REIT for federal income tax purposes; and

  .  potential changes in the tax laws.

Taxation of Kilroy Realty Corporation.

   General. We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1997. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1997. We intend to continue to operate in this manner. However, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "-- Failure to qualify."

   The sections of the Internal Revenue Code that relate to the qualification and operation as a REIT are highly technical and complex. The following describes the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the Internal Revenue Code, relevant rules and Treasury Regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code and these rules and Treasury Regulations.

   The law firm of Latham & Watkins has acted as our tax counsel in connection with this offering and our election to be taxed as a real estate investment trust. In the opinion of Latham & Watkins, commencing with our taxable year ended December 31, 1997, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a real estate investment trust under the Internal Revenue Code. This opinion was rendered as of September 30, 1999, and Latham & Watkins undertakes no obligation to update its opinion subsequent to this date.

   The opinion of Latham & Watkins is based on various assumptions, and representations made by us as to factual matters, including representations made by us in this prospectus, the accompanying prospectus supplement and a factual certificate provided by our officers. Moreover, our qualification and taxation as a real estate investment trust depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code and discussed below, relating to our actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy these requirements. See "--Failure to qualify" in this prospectus. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. With respect to the enforceability of the stock ownership limits in our charter, Latham & Watkins has relied on the opinion of Ballard, Spahr, Andrews & Ingersohn, LLP, our Maryland counsel.

   If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that ordinarily results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when this income is distributed. We will be required to pay federal income tax, however, as follows:

  . We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

  . We may be required to pay the "alternative minimum tax" on our items of tax preference.

  . If we have: (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business; or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

  . We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

  . If we fail to satisfy the 75% or 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

  . We will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for the year, (b) 95% of our REIT capital gain net income for the year, and (c) any undistributed taxable income from prior periods.

  . If we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then under Treasury Regulations not yet promulgated we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. A C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of gain assume that we will make an election under IRS Notice 88-19 and that the availability or nature of this election is not modified as proposed in President Clinton's 2000 Federal Budget Proposal.

   Requirements for qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association:

     (1) that is managed by one or more trustees or directors;

     (2) that issues transferable shares or transferable certificates to evidence beneficial ownership;

     (3) that would be taxable as a domestic corporation but for Sections 856 through 860 of the Internal Revenue Code;

     (4) that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

     (5) that is beneficially owned by 100 or more persons;

     (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year; and

     (7) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

   The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a "look-through" exception applies with respect to pension funds.

   We believe that we have satisfied all of the conditions to qualify as a REIT. In addition, our charter provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These ownership and transfer restrictions are described in "Description of capital stock--Restrictions on ownership and transfer of shares of our capital stock." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in the Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See "--Failure to qualify."

   In addition, we may not maintain our status as a REIT unless our taxable year is a calendar year. We have and will continue to have a calendar taxable year.

   Ownership of a partnership interest. Treasury Regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership. Also, we will be deemed to be entitled to our proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in our hands for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of Kilroy Realty, L.P. are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below. In addition, for these purposes, Kilroy Realty, L.P.'s assets and items of income include its share of assets and items of income of any partnership in which it owns an interest. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in "--Tax Aspects of the Partnerships." We have direct control of Kilroy Realty, L.P. and will continue to operate it in a manner consistent with the requirements for qualification as a REIT.

   Income tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

  . First, each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from (a) investments relating to real property or mortgages on real property, including "rents from real property" and, in some circumstances, interest, or (b) types of temporary investments;

  . Second, each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (a) the real property investments described above, or (b) dividends, interest and gain from the sale or disposition of stock or securities or
     (c) any combination of the foregoing.

   For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

   Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

  . the amount of rent must not be based in any way on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely because it is based on a fixed percentage or percentages of receipts or sales;

  . the Internal Revenue Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the interests in that tenant;

  . if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property"; and

  . for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property, subject to a 1% de minimis exception, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas.

   We generally do not intend to receive rent which fails to meet any of the conditions described above.

Notwithstanding the foregoing, we may have taken and may continue to take the actions which do not satisfy the conditions described above to the extent that we determine, based on the advice of our tax counsel, that those actions will not jeopardize our status as a REIT.

   Kilroy Services, Inc. generally receives fees in exchange for the performance of specified development activities. These fees do not accrue to us, but we derive our allocable share of dividends from Kilroy Services, Inc. through our interest in Kilroy Realty, L.P., which qualify under the 95% gross income test, but not the 75% gross income test. We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests.

   If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

  . our failure to meet these tests was due to reasonable cause and not due to willful neglect;

  . we attach a schedule of the sources of our income to our federal income tax return; and

  . any incorrect information on the schedule was not due to fraud with intent to evade tax.

   It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in "-- Taxation of Kilroy Realty Corporation--General", even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

   Prohibited transaction income. Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain includes our share of any gain realized by Kilroy Realty, L.P. or Kilroy Realty Finance Partnership, L.P. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. Kilroy Realty, L.P. intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties. Kilroy Realty, L.P. intends to make occasional sales of the properties as are consistent with Kilroy Realty, L.P.'s investment objectives. The IRS may contend, however, that that one or more of these sales is subject to the 100% penalty tax.

   Asset tests. At the close of each quarter of our taxable year, we also must satisfy three tests relating to the nature and diversification of our assets.

  . First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a long-term public debt offering with a term of at least five years, but only for the one-year period beginning on the date we receive these proceeds.

  . Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

  . Third, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer's outstanding voting securities.

   Kilroy Realty, L.P. owns 100% of the non-voting preferred stock of Kilroy Services, Inc., and by virtue of our ownership of interests in Kilroy Realty, L.P., we are considered to own these shares. The preferred stock of Kilroy Services, Inc. held by us is not a qualifying real estate asset. Kilroy Realty, L.P. does not and will not own any of the voting securities of Kilroy Services, Inc., and therefore we will not be considered to own more than 10% of its voting securities. In addition, we believe that the value of our share of the preferred stock held by Kilroy Realty, L.P. does not exceed 5% of the total value of our assets, and will not exceed this amount in the future. No independent appraisals have been obtained to support this conclusion. We cannot assure our stockholders that the IRS will not contend that the value of the securities of Kilroy Services, Inc. held by us exceeds the 5% value limitation. The 5% value test must be satisfied not only on the date that we acquired, directly or through Kilroy Realty, L.P., securities in Kilroy Services, Inc., but also each time we increase our ownership, including as a result of increasing our interest in Kilroy Realty, L.P. whether as a result of a capital contribution or the redemption of common units of Kilroy Realty, L.P. Although we believe that we presently satisfy the 5% value test and plan to take steps to ensure that we satisfy this test for any quarter with respect to which retesting is to occur, we cannot assure our stockholders that these steps will always be successful, or will not require a reduction in Kilroy Realty, L.P.'s interest in Kilroy Services, Inc.

   After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. For this purpose, an increase in our interests in Kilroy Realty L.P. will be treated as an acquisition of a portion of the securities or other property owned by this partnership. We believe we have maintained and intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests. In addition, we intend to take those other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

   Annual distribution requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

  .  95% of our "REIT taxable income"; plus

  .  95% of our after tax net income, if any, from foreclosure property;
     minus

  . the excess of the sum of specified items of our noncash income items over 5% of "REIT taxable income" as described above.

Our "REIT taxable income" is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable.

   We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for that year and paid on or before the first regular dividend payment following their declarations. Except as provided below, these distributions are taxable to our stockholders, other than tax-exempt entities, as discussed below, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 95% distribution requirement. The amount distributed must not be preferential. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than according to its dividend rights as a class. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our "REIT taxable income," as adjusted, we will be required to pay tax on this income at regular ordinary and capital gain corporate tax rates. We believe we have made and intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the Kilroy Realty, L.P. partnership agreement authorizes us, as general partner, to take whatever steps are necessary to cause Kilroy Realty, L.P. to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

   We expect that our "REIT taxable income" will be less than our cash flow because of depreciation and other non-cash charges included in computing our "REIT taxable income." Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy our distribution requirements. However, we may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

   We may be able to rectify an inadvertent failure to meet the 95% distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which we may include in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

   In addition, we will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following that year, at least the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods. Any taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating the tax.

Failure to qualify.

   If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable at ordinary income rates to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief. In addition, President Clinton's 2000 Federal Budget Proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 2000. If enacted, this provision could impose a substantial tax upon us if we re-elected to be taxed as a REIT following any loss of REIT status.

Tax aspects of the partnerships.

   General. Substantially all of our investments are held indirectly through Kilroy Realty, L.P. and Kilroy Realty Finance Partnership, L.P. In general, partnerships are "pass-through" entities which are not required to pay federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially required to pay tax on this income, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by Kilroy Realty, L.P. and Kilroy Realty Finance Partnership, L.P.

   Entity classification. Our interests in Kilroy Realty, L.P. involve special tax considerations. These special tax considerations include, for example, the possibility that the IRS might challenge the status of Kilroy Realty, L.P. or Kilroy Realty Finance Partnership, L.P. as partnerships, as opposed to associations taxable as corporations, for federal income tax purposes. If Kilroy Realty, L.P. or Kilroy Realty Finance Partnership, L.P. were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and prevent us from satisfying the REIT asset tests and possibly the REIT income tests. This, in turn, would prevent us from qualifying as a REIT. In addition, a change in Kilroy Realty, L.P.'s or Kilroy Realty Finance Partnership, L.P.'s tax status might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

   Treasury Regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation and which has at least two members may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist or did not claim a classification prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. Kilroy Realty, L.P. and Kilroy Realty Finance Partnership, L.P. intend to claim classification as partnerships under the final regulations. As a result, we believe that these partnerships will be classified as partnerships for federal income tax purposes.

   Allocations of Kilroy Realty, L.P.'s income, gain, loss and deduction. A partnership agreement will generally determine the allocation of income and losses among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations. Generally, Section 704(b) of the Internal Revenue Code and the related Treasury Regulations require that partnership allocations respect the economic arrangement of the partners.

   The partnership agreement provides for preferred distributions of cash and preferred allocations of income with respect to the holders of Series A Preferred Units and Series C Preferred Units. In addition, to the extent that we issue Series B Preferred Stock, Kilroy Realty, L.P. will issue Series B Preferred Units to us, and the partnership agreement will be amended to provide for similar preferred distributions of cash and preferred allocations of income to us with respect to our Series B Preferred Units, although these distributions and allocations will be subordinate to the Series A and Series C Preferred Units. As a consequence, we will receive distributions from Kilroy Realty, L.P. and distributions attributable to our other assets that we will use to pay dividends on any issued shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock before any other partner in Kilroy Realty, L.P. receives a distribution, other than a holder of Series A Preferred Units and Series C Preferred Units, if these units are not then held by us. In addition, if necessary, income will be specially allocated to us, and losses will be allocated to the other partners of Kilroy Realty, L.P., in amounts necessary to ensure that the balance in our capital account will at all times be equal to or in excess of the amount that we must pay on any issued shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock upon liquidation or redemption. As long as we do not hold the Series A Preferred Units or Series C Preferred Units, similar preferred distributions and allocations will be made for the benefit of the holders of these units. All remaining items of operating income and loss will be allocated to the holders of common units in proportion to the number of common units held by each unitholder. Some limited partners have agreed to guarantee debt of Kilroy Realty, L.P., either directly or indirectly through an agreement to make capital contributions to it under limited circumstances. As a result, and notwithstanding the above discussion of allocations of income and loss to holders of common units, these limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation, which net loss would have otherwise been allocable to us.

   If an allocation is not recognized for federal income tax purposes, the relevant item will be reallocated according to the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Kilroy Realty, L.P.'s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations thereunder.

   Tax allocations with respect to the properties. Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution. These allocations are solely for federal income tax purposes. These allocations do not affect the book capital accounts or other economic or legal arrangements among the partners. Kilroy Realty, L.P. was formed by way of contributions of appreciated property. Moreover, subsequent to the formation of Kilroy Realty, L.P., additional appreciated property has been contributed to it in exchange for partnership interests. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

   In general, the partners of Kilroy Realty, L.P., who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than these deductions would have been if they had been determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have an unrealized gain or loss attributable to a difference between the fair market or book value and the adjusted tax basis of the asset at the time of contribution, all income attributable to this book-tax difference will generally be allocated to the limited partners who contributed the property. We will generally be allocated only our share of income attributable to appreciation or depreciation, if any, occurring after the date of contribution to Kilroy Realty, L.P. These allocations will tend to eliminate the book-tax difference over the life of Kilroy Realty, L.P. However, the special allocation rules of Section 704(c) of the Internal Revenue Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of Kilroy Realty, L.P. may cause us to be allocated lower depreciation and other deductions. We could possibly be allocated an amount of taxable income in the event of a sale of these contributed assets in excess of the economic or book income allocated to us as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements.

   Treasury Regulations issued under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book-tax differences, including retention of the "traditional method" or the election of other methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. We and Kilroy Realty, L.P. have determined to use the "traditional method" for accounting for book-tax differences for the properties initially contributed to Kilroy Realty, L.P. and for some assets acquired subsequently. We and Kilroy Realty, L.P. have not yet decided what method will be used to account for book-tax differences for properties acquired by Kilroy Realty, L.P. in the future.

   Any property acquired by Kilroy Realty, L.P. in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Internal Revenue Code will not apply.

Taxation of taxable U.S. stockholders.

   As used below, the term "U.S. stockholder" means a holder of shares of common stock who is for United States federal income tax purposes:

  .  a citizen or resident of the United States;

  . a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

  . an estate which is required to pay United States federal income tax regardless of the source of its income; or

  . a trust whose administration is under the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered U.S. stockholders.

   Distributions generally. Distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if any, and then to our common stock.

   To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted basis which each U.S. stockholder has in his or her shares of stock for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted basis in his or her shares will be taxable as capital gain, provided that the shares were held as capital assets. This gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

   Capital gain distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset to the extent that these gains do not exceed our actual net capital gain for the taxable year. Depending on the tax characteristics of the assets which produced these gains, and on specified designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

   Passive activity losses and investment interest limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will generally be unable to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, may not be treated as investment income depending upon your particular situation.

   Retention of net long-term capital gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

  . include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

  . be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's long-term capital gains;

  .  receive a credit or refund for the amount of tax deemed paid by it;

  . increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

  . in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains as required by Treasury Regulations to be prescribed by the IRS.

Dispositions of common stock.

   If you are a U.S. stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset. This gain or loss will be long-term capital gain or loss if you have held the common stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, then after applying the relevant holding period rules, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

Backup withholding.

   We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or is otherwise exempt and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the backup withholding rules. A U.S. stockholder that does not provide us with his or her correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

Taxation of tax-exempt stockholders.

   The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, except as described below, dividend income from us will not be unrelated business taxable income to a tax-exempt stockholder. This income or gain will be unrelated business taxable income, however, if the tax-exempt stockholder holds its shares as "debt financed property" within the meaning of the Internal Revenue Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

   For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

   Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" shall be treated as unrelated business taxable income as to any trust which:

  .  is described in Section 401(a) of the Internal Revenue Code;

  .  is tax-exempt under Section 501(a) of the Internal Revenue Code; and

  .  holds more than 10%, by value, of the interests in the REIT.

   Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts."

   A REIT is a "pension held REIT" if:

  . it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust, rather than by the trust itself; and

  . either at least one of these qualified trusts holds more than 25%, by value, of the interests in the REIT, or two or more of these qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, hold in the aggregate more than 50%, by value, of the interests in the REIT.

   The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

  . the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore required to pay tax on unrelated business taxable income, to

  .  the total gross income of the REIT.

A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as unrelated business taxable income will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. As a result of the limitations on the transfer and ownership of stock contained in our charter, we are not and do not expect to be classified as a "pension-held REIT."

Taxation of non-U.S. stockholders.

   The preceding discussion does not address the rules governing U.S. federal income taxation of the ownership and disposition of common stock by persons that are non-U.S. stockholders. When we use the term "non-U.S. stockholder" we mean stockholders who are not U.S. stockholders. In general, non-U.S. stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our common stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-U.S. stockholder's country. A non-U.S. stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim this treatment. Non-U.S. stockholders should consult their tax advisors concerning the federal income tax consequences to them of an acquisition of shares of common stock, including the federal income tax treatment of dispositions of interests in and the receipt of distributions from us.

Other tax consequences.

   We may be required to pay state or local taxes in various state or local jurisdictions, including those in which we transact business. Our stockholders may be required to pay state or local taxes in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state and local tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state and local tax laws on a disposition of Kilroy Realty, L.P. common units or an investment in our common stock.

                     PLAN OF DISTRIBUTION AND UNDERWRITERS

   Pursuant to the plan, we may be requested to approve optional cash purchases excess of the allowable maximum amounts pursuant to requests for waiver on behalf of you or any another participant that may be engaged in the securities business. In deciding whether to approve such a request, we will consider relevant factors including, but not limited to:

  .  our need for additional funds,

  . the attractiveness of obtaining such additional funds through the sale of common stock as compared to other sources of funds,

  .  the purchase price likely to apply to any sale of common stock, and

  . the aggregate amount of optional cash purchases in excess of $5,000 for which requests for waiver have been submitted by all participants.

   Persons who acquire shares of common stock through the plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934, as amended, and may be considered to be underwriters within the meaning of the Securities Act. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding such person's purchase of such shares or any resale or distribution thereof. We may, however, approve requests for optional cash purchases by such persons in excess of allowable maximum limitations. If such requests are submitted for any WDP investment date for an aggregate amount in excess of the amount we are willing to accept, we may honor such requests in order of receipt, pro rata or by any other method which we determine to be appropriate.

                                    EXPERTS

   The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998 and the combined historical summary of certain revenues and certain expenses of the April 1998 Acquisition for the year ended December 31, 1997 incorporated in this prospectus by reference from the Company's Current Report on Form 8-K dated April 10, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Latham & Watkins will issue an opinion to us regarding tax matters described under "Material Federal Tax Considerations Associated with an Investment in Common Stock."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

  . our annual report on Form 10-K (File No. 001-12675) for the year ended December 31, 1998, as amended by Amendment No. 1 to Form 10-K on Form 10-K/A filed on August 10, 1999;

  . our quarterly report on Form 10-Q for the quarter ended March 31, 1999, as amended by Amendment No. 1 to Form 10-Q on Form 10-Q/A filed on August 10, 1999;

  . our quarterly report on Form 10-Q (File No. 001-12675) for the quarter ended June 30, 1999;

  .  our current report on Form 8-K filed July 9, 1999 (file number 001-
     12675); and

  . the description of our common stock contained in our registration statement on Form 8-K/A, dated March 5, 1999 (file number 001-12675), including any amendments or reports filed for the purpose of updating this description.

  . all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) pursuant to the Securities Exchange Act of 1934, as amended after the date of this prospectus and prior to the termination of the offering.

   To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in the documents, call or write Kilroy Realty Corporation, 2250 East Imperial Highway, El Segundo, CA 90245, Attention: Secretary (310) 563-5500.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

   We have filed a registration statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

                FORWARD LOOKING STATEMENTS MAY PROVE INACCURATE

   Some of the information included and incorporated by reference in this prospectus contains forward-looking statements, such as those pertaining to our (including certain of our subsidiaries') capital resources, portfolio performance and results of operations. Likewise, the pro forma financial statements and other pro forma information incorporated by reference in this prospectus also contain forward-looking statements. In addition, all statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. We can not assure you that the events or circumstances reflected in forward-looking statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and we may not be able to realize them. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults on or non-renewal of leases by tenants, increased interest rates and operating costs, our failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, our failure to successfully integrate acquired properties and operations, risks and uncertainties affecting property development and construction, including construction delays, cost overruns, our inability to obtain necessary permits and public opposition to these activities, our failure to qualify and maintain our status as a REIT under the Internal Revenue Code, environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. Our success also depends upon economic trends generally, including interest rates, income tax laws, governmental regulation, legislation, population changes and certain other matters. We caution you not to place undue reliance on forward-looking statements, which reflect our analysis only.

                                                                         ANNEX I

                           KILROY REALTY CORPORATION

                  ESTIMATED DATES FOR OPTIONAL CASH PURCHASES

    Estimated
 Threshold Price
   and Waiver                            Estimated
    Discount           Estimated     Investment Period
  Determination      Optional Cash     Commencement          Estimated
      Date*        Payment Due Date*       Date*       COPP Investment Date**
-----------------  ----------------- ----------------- ----------------------
October 12, 1999   October 14, 1999  October 15, 1999    October 20, 1999
November 9, 1999   November 11, 1999 November 12, 1999   November 22, 1999
December 7, 1999   December 9, 1999  December 10, 1999   December 20, 1999
January 11, 2000   January 13, 2000  January 14, 2000    January 20, 2000
February 8, 2000   February 10, 2000 February 11, 2000   February 21, 2000
March 7, 2000      March 9, 2000     March 10, 2000      March 20, 2000
April 11, 2000     April 13, 2000    April 14, 2000      April 20, 2000
May 9, 2000        May 11, 2000      May 12, 2000        May 22, 2000
June 6, 2000       June 8, 2000      June 9, 2000        June 20, 2000
July 11, 2000      July 13, 2000     July 14, 2000       July 20, 2000
August 8, 2000     August 10, 2000   August 11, 2000     August 21, 2000
September 5, 2000  September 7, 2000 September 8, 2000   September 20, 2000
October 10, 2000   October 12, 2000  October 13, 2000    October 20, 2000
November 7, 2000   November 9, 2000  November 10, 2000   November 20, 2000
December 5, 2000   December 7, 2000  December 8, 2000    December 20, 2000

--------
 * pertains only to investments greater than $5000 for which a waiver has been granted by Kilroy Realty Corporation
** pertains to investments less than $5000